Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pasmosa Inc.
41715 Winchester Road, Suite 202
Temecula, CA 92590
www.pasmosa.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Pasmosa Inc.
Address: 41715 Winchester Road, Suite 202, Temecula, CA 92590
State of Incorporation: DE
Date Incorporated: April 11, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

<u>Amount-Based Perks</u>

$500+

Investor keychain

20% off 2 cases of pasmosa

$1,000+

3% bonus shares

Investor hat and keychain

20% off 6 cases of pasmosa

$5,000+

5% bonus shares

Investor hat and keychain

20% Off up to 6 cases of Pasmosa

$15,000+

10% bonus shares

Investor hat and keychain

25% Off up 12 cases of Pasmosa

$25,000

15% bonus shares

Investor hat and keychain

30% Off up to 24 cases of Pasmosa for one year

$50,000+

20% bonus shares

Investor hat and keychain

30% Off Pasmosa for Lifetime

**All perks occur when the offering is completed.*

***Pasmosa wine can only be delivered to a limited number of states. A virtual gift card with the equivalent value will be given to an investor who cannot receive wine based on their location.*

States that Pasmosa ***cannot*** *deliver to -Connecticut, Delaware, Georgia, Kentucky, Mississippi, Michigan, Arkansas, Montana, Nevada, New Jersey, New York, Rhode Island, South Dakota, Utah, Virginia, West Virginia*

The 10% StartEngine Owners' Bonus

Pasmosa will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

The Company and its Business

Company Overview

Pasmosa Inc. ("Pasmosa" or the "Company") is a first-of-its-kind sangria layering Spain's finest Tempranillo, Grenache, and Ariel wines with the all-natural essences of fresh Mediterranean fruits and natural sugar. With an alcohol content of 12%, Pasmosa's ready-to-serve blend needs just a full glass of ice to shine. Available in Red, Rosé, and White, Pasmosa beautifully suits any palate or occasion. Awarded three 90+ scores from The Tasting Panel Magazine, Pasmosa is a Premium, Authentic Sangria brand originating from the famed Castilla la Mancha region of Spain.

Pasmosa comes in a variety of packaging options including traditional 750ml bottles, 3L and 5L Bag-In-Box options, and can be set up to pour from taps or bar guns. Additionally, Pasmosa is in the final stages of development on single-serving 250ml cans, further simplifying every pour.

Pasmosa Inc is the importer and distributor of the Pasmosa Sangria brand. Currently available in restaurants, bars, and retail outlets throughout California and Florida, Pasmosa is looking to extend to all 50 states, and internationally.

Corporate History and Related Entities

Pasmosa Inc. is a domestic c- corporation organized under the laws of the state of Delaware on April 11, 2022. Pasmosa has two business entities that are still active California corporations from which it will soon take over business operations in the U.S. except for California. All three businesses are under common control and ownership.

The business originally began as Joya Import Export Inc. ("Joya"), a California domestic c-corporation that was incorporated on March 24, 2014. Joya's business operations involved importing sangria from Spain to be distributed to retailers and sellers located in California under the Joya trademarked brand name.

On July 23, 2020, Pasmosa Import Export Inc. ("Pasmosa Import Export") was incorporated as a c-corporation under the laws of the state of California as part of re-branding its product as Pasmosa and would take over business operations from Joya. Both Joya and Pasmosa Import Export are currently active, the former only until the final sales agreements for Joya have been fulfilled and invoiced, while the latter will continue importing sangria from the same Spanish producer for distribution in California. In December 2021 all Joya assets, customers, and other operational assets were transferred to Pasmosa Import/Export Inc.

On April 11, 2022, Pasmosa, Inc. ("Pasmosa" or the "Company") was incorporated as a Delaware c-corporation. Pasmosa is currently importing sangria from the same Spanish producer to Florida and Nevada and will continue future operations in every other U.S. state except for California, in which Pasmosa Import Export will continue operations. Ownerships plans to conclude transferring assets and contracts from Joya to the two other entities at which time it will be dissolved and cease operations. Currently Pasmosa Import Export is a wholly-owned subsidiary of Pasmosa, the parent company and the business making this securities offer.

Competitors and Industry

Industry

The alcohol market continues to consistently grow year after year, and sangria is an underserved and emerging segment in the industry.

The global RTD (Ready-To-Drink) cocktails market size is expected to reach USD $2.43 billion by 2030. It is expected to expand at a CAGR of 13.4% from 2022 to 2030. (1).

Canned wine is expected to grow 13.2 % from 2021 to 2028 to reach USD $571.8 million. (2).

The sangria market is expected to grow 5.6 % across the board (3). Additionally, the sangria market for on-premise is expected to grow 25% over the next four years. (4).

Sources:

(1)https://www.globenewswire.com/news-release/2022/02/17/2386907/0/en/Ready-To-Drink-Cocktails-Market-Size-Share-Trends-Analysis-Report-By-Type-By-Packaging-By-Distribution-Channel-By-Region-And-Segment-Forecasts-2022-2030.html
(2)https://www.businesswire.com/news/home/20211130005543/en/Global-Canned-Wines-Market-Report-2021-Market-Size-is-Expected-to-Reach-571.8-Million-by-2028-Registering-a-CAGR-of-13.2---ResearchAndMarkets.com
(3) https://www.marketwatchmag.com/sangria-shines-beyond-summer/
(4) https://www.marketwatchmag.com/sangria-time/

Competitors

Competition, however, is slim. With its high-quality ingredients, 12% ABV, and full-bodied taste, Pasmosa raises above the competition. There is accelerated growth in the alternative alcoholic beverages segment, with seltzers and "booze-spiked" tropical drinks changing the landscape. We believe the time is right for a ready-to-pour, premium authentic Spanish sangria.

Current Stage and Roadmap

Current Stage

Pasmosa is currently available and distributed in 750ml bottles as well as 3L and 5L Bag-In-Box options in California and Florida, as well as some locations in Europe. Development on our single-serving 250ml can is concluding this year, with goals of releasing it in the second half of 2022. The product is manufactured in Spain and is imported to the U.S. by Pasmosa Inc. The product is then distributed in California through Pasmosa Import/Export Inc. and through other distributors in Nevada and Florida. The sales process is selling to the distributor, who has its own sales teams who are assisted by Pasmosa Inc salespeople in order to sell the product to Bars, Restaurants, liquor stores, and grocery stores. Last year, the company had $222,542 in revenue with distribution in California, Nevada, and Florida, and plans to expand distribution both in California and additional states through on-premise and off-premise distribution.

The company plans on marketing promotion events with the Orange County Fair and Los Angeles Fair 2022. Additionally, the company plans on appearing as a brand sponsorship for Blake Shelton's concert at Boots in the Park in Norco, CA in 2022.

Roadmap

With funding, we hope to expand distribution throughout the US and Europe, as well as further deploy digital and print marketing campaigns and enhance our presence at live events like festivals, concerts, and fairs.

With future funding, Pasmosa plans to hire a national sales manager in Summer 2022 for on-premise large chain restaurants and an off-premise sales manager to aid with distribution efforts to large grocery store chains and liquor store chains.

Pasmosa also plans to hire a brand ambassador team to build the brand within the distributor network (bars and restaurants) through sponsored events, giveaways, and fair and concert sponsorships.

Currently, Pasmosa has already taken steps to enhance our presence by planning to appear at live events such as the Orange County Fair and Boots in the Park, and Pasmosa appeared at the California Wine Festival in April 2022.

Pasmosa also plans to release a canned version of all currently offered flavors in late summer 2022.

The Team

Officers and Directors

Name: Eamon McDonald

Eamon McDonald's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Founded the company, Eamon oversees all operations- personnel hiring, distribution, distributor relationships and company growth. Eamon makes a salary of $90,000 and equity.

- **Position:** Director
  Dates of Service: April 11, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

- **Position:** Treasurer, CFO, and Secretary
  Dates of Service: April 11, 2022 - Present

Responsibilities: Oversee all financial transactions of the company and maintain financial records, and in his capacity as secretary all recordkeeping of board meetings and board related items.

Other business experience in the past three years:

- **Employer:** Joya Import Export inc.
  Title: CEO
  Dates of Service: January 01, 2014 - December 21, 2021
  Responsibilities: Oversee all day to day operations of the companies, including sales, operations, and distribution.

Other business experience in the past three years:

- **Employer:** Pasmosa Import Export Inc.
  Title: CEO, Secretary, CFO, and Director
  Dates of Service: March 24, 2014 - Present
  Responsibilities: Oversee general corporate governance, corporate accounting, business decision-making, and execution of the corporate strategy.

Name: Brian Spock

Brian Spock's current primary role is with Complete Real Estate Property Brokerage dba Complete Real Estate / Commercial Property Brokerage. Brian Spock currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2022 - Present
  Responsibilities: Oversees day to day operations, back-end, accounting and inside sales. Brian's compensation is $40,000+ equity and he works approximately 20 hours per week with Pasmosa

- **Position:** Director
  Dates of Service: April 11, 2022 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

- **Employer:** Complete Real Estate Property Brokerage dba Complete Real Estate / Commercial Property Brokerage
  Title: President/Broker
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Real Estate Broker, oversee and manage the office and employees.

Name: Tom Johnson

Tom Johnson's current primary role is with Southport Marketing. Tom Johnson currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: May 01, 2022 - Present
  Responsibilities: Review and establish marketing campaigns and materials, and manages marketing relationship. Tom's compensation is $24,000 a year and his work with Pasmosa totals approximately 5 hours per week currently.

Other business experience in the past three years:

- **Employer:** Southport Marketing
  Title: COO, CFO, and Partner
  Dates of Service: November 01, 2008 - Present
  Responsibilities: Oversee all operational activities, financial recordkeeping and other day to day operations of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,080,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing alcoholic beverages. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Pasmosa Inc. was formed on April 11, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pasmosa Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Pasmosa Sangria is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eamon McDonald	5,383,334	Common Stock	95.0%
Brian Spock	283,333	Common Stock	5.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,666,667 outstanding.

Voting Rights

1 vote per 1 share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $56.67
Number of Securities Sold: 5,666,667
Use of proceeds: Startup Costs, Inventory, and Operating Costs.
Date: April 11, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $163,564, and increased to $222,542 in fiscal year 2021. This is a result of increased sales and more activity in the on-site bar and restaurant business as more businesses began to open their doors to in-person business.

Cost of sales

Cost of goods in 2021 was $44,542, a slight decrease from costs of $64,499 in fiscal year 2020. This was due to changes in import fees, and a change in the inventory needs from the previous year.

Gross profit

2021 gross profit increased to $177,999 from 2020 gross profit of $99,065 due to increased sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, promotional items, and storage. Expenses in 2021 were $173,101 compared to $146,283 in 2020.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the increase in the cost of employment and sales teams may not directly coincide with potential sales. Past cash was primarily generated through sales. Our goal is to increase sales and expand territory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2022, the Company has capital resources available in the form of shareholder loan in the amount of $82,413, and $12,098 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the increase in sales staff, inventory, marketing, and operations required to expand the business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to continue to operate in its current capacity in perpetuity. This is based on our current burn rate of $5,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate at an elevated level for 10 years. This is based on an increase in expenses due to marketing, salaries, inventory, and operational expenses that will increase our burn rate, but our increased marketing and inventory will help us exceed our increased burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Vehicle Loan - Bank of the West. See attached PDF
  Amount Owed: $23,097.00
  Interest Rate: 5.9%
  Maturity Date: January 01, 2024
  During 2018, the Company entered into a vehicle loan in the amount of $50,183. The monthly payment is $829.33 and consists of seventy-one payments. The loan carries 5.90% interest rate. As of December 31, 2021, and December 31, 2020, the outstanding balance was $23,097 and
- **Creditor:** Eamon McDonald
  Amount Owed: $659,783.00
  Interest Rate: 0.0%
  The Company borrowed money from a certain controlling shareholder. The outstanding balance was $659,783 and $511,867 as of December 31,

Related Party Transactions

- **Name of Entity:** Eamon McDonald
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The
  Company borrowed money from a certain controlling shareholder. The outstanding balance was $659,783 and $511,867 as of December 31, 202
  Material Terms: $659,783 as of 12/31/2022, no interest, no maturity date

Valuation

Pre-Money Valuation: $28,333,335.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including the value of the Company's tangible and intangible assets, the status of the Company's product development, and the marketing and sales efforts.

Company Assets

The Company owns the trademark for Pasmosa, a sangria brand that has already begun establishing itself as a premium, imported alcoholic beverage in its current markets. The logos, labels, and bottling, are all designed around the trademark name. The Company has an established reputation for a premium sangria with its existing business partners and customers.

The Company has developed a premium sangria producing red, white, and rose. All three products received 90 or more points from the Tasting Panel. Currently, the packaging includes 750ml bottles, 3L boxes, and 5L boxes. The Company is in the development process for single-serve 250ml cans.

Pasmosa has roughly $250k of selling inventory currently in stock with plans to expand inventory and into new markets.

The Company also has an established management team with a combined 50 years in the alcohol industry, as well as experience in the food and non-alcoholic beverage industry, success in founding, directing, and growing prior startup businesses including the Company's initial sangria brand sold by Joya Import/Export Inc.

Market Potential

The global wine market is projected to grow from $340.23 billion in 2021 to $456.76 billion in 2028 at a CAGR of 4.30% in the forecast period, 2021-2028. (1).

In 2020, the flavored wines segment (which includes sangria, coolers and agave-based wine (mostly from Canada and Mexico) soared by 82.5% largely thanks to imports. (2).

Additionally, with the growing awareness and popularity of the ready-to-drink cocktail and flavored malt beverages, the global market saw 26.4% growth by volume in 2020. (3). With Pasmosa's ready-to-drink packaging the Company intends to further penetrate this growing market while also relying on its premium ingredients and Spanish heritage to set itself apart.

Established Business Partnerships

Currently, the product is being sold in California, Nevada, and Florida. The company has multiple distributors within California and numerous customers throughout those states. The current distribution can support a high level of growth in sales as we continue to make inroads with new distributors, wholesalers, and retailers within these territories. Last year, the company had $222,542 in revenue and became profitable with distribution only in California, Nevada, and Florida. Further plans to expand distribution both in California and additional states through on-premise and off-premise distribution are envisioned with the aid of this fundraising campaign.

Conclusion

Considering the Company's current assets, management skills and history of success, current and prior business relationships and established agreements, early traction expanding sales, and brand recognition, Pasmosa feels comfortable that its pre-money valuation of $28,333,335.00 is reasonable and accurate.

Sources:

(1)https://www.fortunebusinessinsights.com/wine-market-102836
(2)https://newsroom.sialparis.com/regional-spotlight/americas/key-us-wine-market-headwinds-and-tailwinds-in-2021/
(3)https://www.theiwsr.com/wp-content/uploads/IWSR-Global-Alcohol-Forecasts-Press-Release-June-2021_Final.pdf

The Company set its valuation internally without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has no other form of shares other than common stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  24.5%
  Marketing for social media, sponsorships, and events in order to increase product and brand awareness.
- *Company Employment*
  34.5%
  Hire sales teams to contact bars and restaurants. Hire director to contact and work with distributors.
- *Working Capital*
  21.0%
  Have funds available for promotional activities and inventory. Product is needed for samples and tastings.
- *Inventory*
  10.0%
  Inventory needs to be ordered about 2-3 months in advance. We will order sufficient product to make sure we can meet the increased demand from the additional sales and marketing efforts.
- *Operations*
  4.5%
  Maintain the office, licensing, and support staff to maintain operations.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Company Employment*
  28.0%
  Additional funds will be used to hire additional sales teams and move into untapped markets. Funds will also be used to hire sales teams to market to chain restaurants and larger retailers.
- *Marketing*
  20.0%
  Improved marketing toward additional bars and restaurants, as well as marketing toward national chains.
- *Working Capital*
  26.5%
  Maintain the inventory, licensing, operations, and processes to keep the product available in multiple distribution points throughout the United States.
- *Operations*
  10.0%
  Maintain the office and staff to keep everything running smoothly.
- *Inventory*
  10.0%
  Inventory must be ordered 2-3 months in advance. Product must be stored in distribution locations close to the main areas of high sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.pasmosa.com (www.pasmosa.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pasmosa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Pasmosa Inc.

[See attached]

PASMOSA, INC

COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pasmosa, Inc.
Temecula, California

We have reviewed the accompanying Combined financial statements of Pasmosa, Inc. (the "Company,"), which comprise the Combined balance sheet as of December 31, 2021 and December 31, 2020, and the related Combined statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the Combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the Combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these Combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Combined financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying Combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 28, 2022
Los Angeles, California

PASMOSA INC.
COMBINED BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	133,042	$	15,443
Accounts receivable, net		4,826		41,427
Inventories, net		124,788		9,647
Total Current Assets		**262,656**		**66,517**
Intangibles, net		-		-
Properties, plant, and equipment, net		30,084		40,251
Total Assets	**$**	**292,740**	**$**	**106,768**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable		31,420		-
Credit Cards		3,307		6,068
Shareholder Loans		659,783		511,867
Current Portion of Loans		9,952		9,952
Total Current Liabilities		**704,462**		**527,886**
Loans		13,145		23,097
Total Liabilities		**717,607**		**550,983**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Additional Paid in Capital		-		-
Retained Earnings/(Accumulated Deficit)		(425,866)		(445,215)
Total Stockholders' Equity		**(424,866)**		**(444,215)**
Total Liabilities and Stockholders' Equity	**$**	**292,740**	**$**	**106,768**

See accompanying notes to financial statements.

PASMOSA INC.
COMBINED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 222,542	$ 163,564
Cost of Goods Sold	44,542	64,499
Gross profit	177,999	99,065
Operating expenses		
General and Administrative	150,678	125,581
Sales and Marketing	22,423	20,702
Total operating expenses	173,101	146,283
Operating Income/(Loss)	4,898	(47,218)
Interest Expense	550	957
Other Loss/(Income)	(15,000)	(1,000)
Income/(Loss) before provision for income taxes	19,349	(47,175)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 19,349**	**$ (47,175)**

See accompanying notes to financial statements.

PASMOSA INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**$ 1,000**	**$ (398,039)**	**$ (397,039)**
Net income/(loss)		$ (47,175)	**(47,175)**
Balance—December 31, 2020	$ 1,000	$ (445,215)	**$ (444,215)**
Net income/(loss)		19,349	**19,349**
Balance—December 31, 2021	**$ 1,000**	**$ (425,866)**	**$ (424,866)**

See accompanying notes to financial statements.

PASMOSA INC.
COMBINED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	19,349	$	(47,175)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation		10,167		10,167
Amortization		-		-
Changes in operating assets and liabilities:				
Accounts receivable, net		36,601		1,832
Inventories, net		(115,141)		(9,647)
Accounts payable		31,420		-
Credit Cards		(2,761)		(2,560)
Net cash provided/(used) by operating activities		**(20,365)**		**(47,383)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Shareholder Loans		147,916		57,514
Repayments of Loans		(9,952)		(9,952)
Net cash provided/(used) by financing activities		**137,964**		**47,562**
Change in Cash		117,599		179
Cash—beginning of year		15,443		15,264
Cash—end of year	**$**	**133,042**	**$**	**15,443**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	550	$	957
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Pasmosa Inc. was incorporated during 2022, in the state of Delaware. Joya Import Export Inc. was incorporated during 2014 in the state of California. Pasmosa Import Export, Inc. was incorporated during 2020 in the state of California.

The combined financial statements of Pasmosa Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Temecula, California.

Pasmosa Inc, is a sangria importer and brand owner of the Pasmosa brand, the product is made in Spain to our specifications, and we imported it finished into the USA market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Combination

The Company's Combined financial statements consist of results of Pasmosa Inc., Joya Import Export, Inc. and Pasmosa Import Export Inc. All three entities are under common control & ownership. During 2022, the Company entered into a series of agreements whereby all net assets & entities become owned by Pasmosa Inc. Intercompany accounts and transactions have been eliminated in consolidation.

Joya Import Export Inc. was incorporated during 2014, in the state of California. Pasmosa Import Export Inc. was incorporated during 2020 in the state of California.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents does not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to purchase sangria, shipping costs & import costs, which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Automobiles	3-7 years
Furniture and Equipment	3-7 years
Machinery & Equipment	3-7 years
Software	3-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pasmosa Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Joya Import Export, Inc. is taxed as an S Corp. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Pasmosa Import Export Inc is taxed as an S Corp. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its sangria product.

Cost of sales

Costs of goods sold include the cost of purchased sangria products, import costs, & freight costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $22,423 and $20,702, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished Inventory	$ 124,788	$ 9,647
Inventories, net	**$ 124,788**	**$ 9,647**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Automobiles	$	50,188	$	50,188
Furniture and Equipment		761		761
Machinery & Equipment		2,531		2,531
Software		1,994		1,994
Property, plant, and equipment, at cost		**55,475**		**55,475**
Accumulated depreciation		(25,391)		(15,224)
Property, plant, and equipment net	**$**	**30,084**	**$**	**40,251**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $10,167 and $10,167 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Pasmosa Inc.

Pasmosa Inc. is authorized to issue 10,000,000 shares with a par value of $0.00001. The entity was registered during 2022. As of the date of the report, 5,666,667 shares are issued & outstanding.

Pasmosa Import Export, Inc.

Pasmosa Import Export Inc. is an S Corporation. It is solely owned by Eamon McDonald as of December 31, 2021, and December 31, 2020.

Joya Import Export, Inc.

Joya Import Export Inc. is an S Corporation. It is solely owned by Eamon McDonald as of December 31, 2021, and December 31, 2020.

6. DEBT

Loans

During 2018, the Company entered into a vehicle loan in the amount of $50,183. The monthly payment is $829.33 and consists of seventy-one payments. The loan carries 5.90% interest rate. As of December 31, 2021, and December 31, 2020, the outstanding balance was $23,097 and $33,049, respectively. As of December 31, 2021, and December 31, 2020, the current portion of loan was $9,952 and $9,952, respectively.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	9,952
2023		9,952
2024		3,193
2025		-
Thereafter		-
Total future payments	**$**	**23,097**

Shareholder Loans

During the Company borrowed money from a certain controlling shareholder. The outstanding balance was $659,783 and $511,867 as of December 31, 2021, and December 31, 2020. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. RELATED PARTY

During the Company borrowed money from a certain controlling shareholder. The outstanding balance was $659,783 and $511,867 as of December 31, 2021, and December 31, 2020. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time, the loan was classified as current.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases space month to month.

Rent expenses were in the amount of $12,000 and $10,000 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 28, 2022, which is the date the combined financial statements were available to be issued.

During 2022, a certain controlling shareholder loaned another $10,000 to the Company.

There have been no other events or transactions during this time which would have a material effect on these Combined financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Pasmosa Inc.

Experience the Astonishing!


PASMOSA®
Authentic Hand-Crafted Spanish Sangria • 12% ABV
Made In Spain
90 POINTS
Rosé Sangria
tastingpanel
91 POINTS
Red Sangria
tastingpanel
90 POINTS
White Sangria
tastingpanel

Website | Temecula, CA | FOOD & BEVERAGE

Pasmosa is a premium Spanish sangria containing high-quality Tempranillo, Grenache, and Airén varietals, fresh Mediterranean fruits, natural sugar, and a 12% alcohol content. Our goal is to replace the "house-made" sangrias in bars and restaurants, traditionally made from stale wine, inexpensive fruit, and occasional rum or tequila, with our premium, imported, ready-to-pour sangria. We also aspire to have our authentic sangria go head-to-head against the few competitor brands currently available in grocery and liquor stores across the country, changing the landscape of the sangria market. Pasmosa is already available in 750ml bottles, 3 Liter bag-in-box, and 5 Liter bag-in-box - each in three different varieties: Red, Rosé, and White. Additionally, we have just finished the design and prototyping of our RTD (Ready-To-Drink) 250ml aluminum cans to compete in the new beverage market segment which includes single-serving wines, seltzers, and other "lifestyle" beverages. With Pasmosa, every glass is a celebration!

$0.00 raised

0 Investors	$28.3M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Pasmosa is an authentic premium Spanish sangria that is 12% ABV. Specifically formulated to be poured over ice and ready to drink, Pasmosa is perfectly suited for on-premise restaurant/bar and off-premise retail markets.
- The global RTD (Ready-To-Drink) cocktails market size is expected to reach USD $2.43 billion by 2030. It is expected to expand at a CAGR of 13.4% from 2022 to 2030 (source).
- With little competition in the market, we believe Pasmosa has the potential to build brand equity rapidly and become one of the industry standards.

OVERVIEW

We make astonishing, Authentic Premium Sangria

Pasmosa is Spanish for "Astonishing," and we believe that's exactly what you'll think when you enjoy a glass of our authentic sangria.

In 2013, Pasmosa founder Eamon McDonald took note of the increasing popularity of Sangria across the US, Europe, and South America. He had difficulty finding any bars or restaurants using a ready-to-pour sangria. Instead, they all made their own version of what they thought a sangria should be, and it was never consistent, batch to batch or location to location.

Eamon realized this was an untapped market begging for a quality, premium product - one that could hold up well after being served over ice with an unmatched, authentic flavor. He set out to create the best-tasting high-quality sangria he could make.


Experience
the Astonishing!

Today, Pasmosa premium sangria contains high-quality varietals, all-natural ingredients, and a higher alcohol content than many “house-made” sangrias on the market, according to our research. Pasmosa relies on the highest-quality ingredients from the Castilla la Mancha region of Spain and an extraordinary attention to detail when each batch of sangria is lovingly hand-crafted. We believe this truly makes every glass of Pasmosa a celebration!

Pasmosa is about preserving the traditional taste of quality, authentic Spanish sangria, and delivering it to your lips consistently pour after pour. Because of its high 12% alcohol content, our ready-to-serve product just needs a full glass of ice to shine – it never dulls or dilutes after the pour. Perfect for both the on-premise or off-premise markets, Pasmosa has zero waste and minimal preparation time, delivering the same delicious sangria every time.



AUTENTICA | We believe Pasmosa is one of the most premium Spanish sangrias in the US.


PASMOSA
PREMIUM SANGRIA
Each bottle is crafted in Castilla la Mancha, Spain by a small family winery established in 1883.

THE PROBLEM

We believe sangria quality & consistency are the two biggest problems in on-premise establishments

Pasmosa is striving to stamp out the inconsistent quality of “house-made” sangrias and the inferior taste and ABV of other bottled sangria brands for customers in the on-premise and off-premise markets.

By offering a ready-to-pour product, made with high-quality ingredients, Pasmosa can eliminate the need for custom concocted “trash-can punch” typically made from leftover oxidized wine and inferior pieces of fruit. Instead, Pasmosa flows from a can, bottle, bag-in-box, or bar tap with the same high-quality ingredients and great taste every pour with almost zero make-time.


PASMOSA®
PREMIUM SANGRIA

Bars and restaurants have traditionally had very limited choices when it comes to ready-to-pour sangrias. With Pasmosa premium sangrias, we believe the choice will become an easy one – quality and consistency over questionable custom concoctions.

THE SOLUTION

Pasmosa: Easy to serve, delicious to drink

It’s a fuller taste you can appreciate. Pasmosa uses only fresh Mediterranean fruit and natural sugar and contains no additives. This full-bodied 12% ABV will maintain its great taste and high alcohol content down to the last drop - even after pouring over ice.


12% ABV
It's Simply Astonishing!

Because of that, we believe Pasmosa presents itself as a premium beverage product of greater perceived value, making it perfectly positioned to become one of the standard bearers in an undersaturated market.

Pasmosa Sangria is ready to drink right out of the bottle, so customers can pour it over ice and serve as is, or garnish with fresh fruit if desired.


Rosado
PASMOSA
PREMIUM SANGRIA
12%
Tinto
PASMOSA
PREMIUM SANGRIA
12%
Blanco
PASMOSA
PREMIUM SANGRIA
12%

Red Sangria

A blend of premium Spanish Red varietals consisting of Tempranillo and Grenache with natural essences of fresh Mediterranean fruits and natural sugar.

Fruit forward with notes of blackberries and dark plums and a smooth finish

Rosé Sangria

A blend of premium Spanish White Grenache with natural essences of fresh Mediterranean fruits and natural sugar.

Fruit forward with notes of wild raspberry, strawberry, watermelon and Italian herbs

White Sangria

A blend of premium Spanish White varietal Airen and natural essences of fresh Mediterranean fruits and natural sugar.

Fruit forward with white stone fruit, plums, grapefruit and honeydew

Our business model is similar to other major alcohol companies, but what makes us unique is our ready-to-pour formula, and our authentic, premium quality Spanish varietal blend.

Once our partnership clients have added Pasmosa to their menu, we believe they have found several things to be true:

- Pasmosa can be advertised as a true authentic Spanish sangria, increasing margin on a neglected menu item
- Pasmosa is consistent every time, every pour, for every customer
- Pasmosa reduces labor costs to sell compared to common “house-made” sangrias
- Pasmosa has zero waste, with our bag-in-box staying fresh up to six weeks when opened, 12 months unopened
- As an imported beverage, Pasmosa has higher perceived value with consumers
- Pasmosa is often re-ordered during the same visit, and offers the additional opportunity for take-home bottles sales
- We believe that Pasmosa has a higher margin of sales than regular menu food items



THE MARKET

The alcohol market continues to consistently grow year after year

We believe there has never been a better time to introduce a new product to a virtually untapped market (source).

More specifically (source) ...

- Canned wine is expected to grow 13.2 % from 2021 to 2028 to reach USD $571.8 million
- The sangria market is expected to grow 5.6 % across the board
- The sangria market for on-premise is expected to grow 25% over the next four years
- The global RTD cocktails market size is expected to reach USD $2.43 billion by 2030. It is expected to expand at a CAGR of 13.4% from 2022 to 2030

Additionally, modest projections indicate a potential for rapid ROI due to the exploding popularity of alternative alcoholic beverages. With the amazing growth of seltzers and “booze-spiked” tropical drinks taking over menu and shelf space from traditional beer and wine offerings, we are optimistic about earnings potential for the Pasmosa brand (source).

We think in comparison to other brands in the marketplace, Pasmosa contains higher quality varietals, more natural ingredients, and a higher alcohol content. In our view, many so-called “house-made” sangrias available in bars, restaurants, or wineries use inferior wines and lesser quality fruits, often spiked with hard alcohol to increase the ABV.

Pasmosa instead relies on authentic quality ingredients and attention to detail that makes it stand out in the crowd.

OUR TRACTION

Expanding within on- and off-premise markets

There are 282,000 on-premise bars and restaurants in the US, with franchises that are ripe for a premium Spanish sangria behind their bar. The success of an On-Premise location relies on consistent quality, and we feel Pasmosa delivers this.

There are another 259,000 possible retail outlets for the consumer to purchase from (source).


PASMOSA®
PREMIUM SANGRIA
Can be found in bars & restaurants like:
As well as fairs and events like:

In the last six months alone...

- Our product line rebranded to Pasmosa, with a complete redesign of packaging and all marketing/promotional materials.
- Our brand continues to expand within both the on-premise and off-premise markets, with national chains expressing interest in the product.
- R&D has led our team to realize the potential of RTD (ready-to-drink) 250ml aluminum cans within the marketplace.

Our brand continues to expand within both the on-premise and off-premise markets, with national chains expressing interest in Pasmosa.


Tinto
PASMOSA
PREMIUM SANGRIA
Blanco
PASMOSA
PREMIUM SANGRIA
Rosado
PASMOSA
PREMIUM SANGRIA
Made in Spain
91
tastingpanel
90
tastingpanel
90
tastingpanel
The Most Premium Imported Sangria
AUTHENTIC RED SPANISH SANGRIA
www.pasmosa.com
AUTHENTIC WHITE SPANISH SANGRIA
AUTHENTIC ROSÉ SPANISH SANGRIA
PASMOSA
PREMIUM SANGRIA
RED
12 x 750ML
PRODUCT OF SPAIN
PASMOSA
PREMIUM SANGRIA
WHITE
12 x 750ML
PRODUCT OF SPAIN
PASMOSA
PREMIUM SANGRIA
ROSÉ
12 x 750ML
PRODUCT OF SPAIN

Our marketing partners have the experience to take Pasmosa to the next level

Pasmosa has launched a strategic marketing partnership with a Los Angeles-based agency – Southport Marketing – to represent, develop and activate all experiential marketing promotions for the brand. Our plan is to establish a presence at every major fair, festival and concert venue in the US and expand consumer reach through targeted, high-profile consumer entertainment, music and sporting events. With over 900 possible venues in the US we see incredible opportunities to explore with Pasmosa.

Southport Marketing has been a full-service experiential marketing & promotions agency since 2008 delivering thoughtful, meaningful and memorable consumer experiences for brands, advertising agencies and marketers alike. With numerous high-profile clients, Southport Marketing has the background and expertise to elevate any brand to their highest potential. Pasmosa fits in perfectly with Southport's vision and skillset, making the partnership one sure to succeed.

WHY INVEST

The market is ripe and ready for a true Premium Sangria

Pasmosa has plans to grow in the domestic and international markets, starting in the US and expanding into Europe and South America. Part of our funding will go to securing our future sales and expanding our marketing team to maximize our potential.

With the worst of the pandemic in our rear-view mirror, consumers are ready to get out and celebrate life once again. Changing tastes and trends in the alcohol industry, and the exciting new avenues opening in the adult beverage market, mean Pasmosa is perfectly positioned to become one of the new leaders in an underserved market.

Consumers are ready like never before to experience the *astonishing* taste of Pasmosa Premium Sangria.



In the Press

THE tastingpanel MAGAZINE

SHOW MORE

Meet Our Team



Eamon McDonald

Founder, Director, CEO, Secretary, and Treasurer

• Entrepreneur with thirty-seven years successful experience in general management, sales, marketing, service, R&D, inventor, and production management

• Founder and CEO of Joya / Pasmosa Sangria 2014 – 2022. Rebranded Joya to Pasmosa in 2020.

• Founder and CEO of Predator Motor Corp., a successful off-road vehicle manufacturing company 2008 -2012. Most affordable, quality off-road race car, winning the Eco Africa race, the Dakar Rally and the Baja 1000 in its class in Mexico five times

• Founder and Chief Executive Officer of Advanced Chemill Systems (ACS) engineered capital equipment for printed circuit boards, one of top three manufacturers in the world at the time

• $200+ million in sales to fortune 500 companies: LGE, Samsung, HP, IBM, Boeing, Lockheed Martin, McDonnell Douglas, and the NSA. The business was eventually moved to China with Eamon assisting in the transition to the new owners. It remains in business today

• 20 years in high-tech sales

• Full oversight of marketing and business strategy for ACS

• Granted 5 patents



Mike Ginley

Vice President of National Distribution / Brand Partnerships

Mike is a beverage industry expert with an extensive marketing and sales background that includes brand management positions with Tetley Tea, Kraft General Foods and Campbell Soup, Jose Cuervo, Finlandia Vodka and Sauza Tequila.

Mike was named one of the country's most prominent marketers by Adweek and one of the Best and Brightest in Marketing by Reveries Magazine. Mike is a highly rated speaker at the top industry conferences such as WSWA, Nightclub & Bar, VIBE, Tales Of The Cocktail and Tasting Panel.

As Vice President of On-Premise Sales for Allied Domecq, Mike led a 60-person national sales team that was recognized as the "Industry's Best On-premise" sales team. In 2005, Mike founded Next Level Marketing and built it into one of the industry's leading activation agencies with over 2,000 employees throughout the U.S.

In 2018, Mike founded First Choice Brands to provide more a comprehensive level of strategic brand building services to select clients on a longer-term basis.



Tom Johnson

Chief Marketing Officer

For the past 22 years, Tom has been running companies in numerous and various capacities. His leadership, versatility, and experience in manufacturing, marketing, finance, and operations have played a vital role in his ability to build strong and successful companies.

As COO/CFO/Partner of Southport Marketing, Tom is responsible for running and managing Southport's day-to-day finances and operations.

In 2012, his finance and operational skills guided Southport Marketing to winning the prestigious B2B CFO Awards in the small business category. The U.S. Chamber of Commerce awarded Southport as one of only twenty-five companies in the entire U.S. to be recognized for all areas of financial and operational expertise including; keeping Southport debt-free, profitable, and well-positioned to consistently perform for its clients. Under Tom's leadership, Southport has grown from 3 partners to 16 full-time staff.

Prior to Southport Marketing, Tom served nine years at General Motors R Works Marketing Agency as the Regional Business Manager, overseeing the budgets and operations of nine auto brands. Adding to his responsibilities, Tom also headed up the sweepstakes department in which he managed all large-scale sweepstakes promotions in the western region. One of his biggest promotional achievements was overseeing one of the largest sweepstakes giveaways in GM history. Under his guidance, GM partnered with three Major League Baseball teams to give away 39 GM vehicles in one season.

Tom currently spends approximately 5 hours per week working for Pasmosa and 40+ hours per week with his other business.



Brian Spock

Vice President / Operations Manager

Brian Spock is the Broker/Owner of a real estate sales, management, leasing, and consulting firm in the Temecula Valley. Over the past 20 years, he has worked on and consulted with businesses of varying sizes on all aspects of real estate from land development to warehousing and headquarters offices. Brian's focus on business and management has allowed him to integrate a strong cost-benefit approach to the real estate aspect of a company's current financials and future planning.

Brian has a Bachelor of Science degree from California State University San Marcos with an emphasis in Technology Management. He currently sits on the board of directors for the local Boys and Girls Club, as well as holds an Officer position in various charitable organizations within the community. He has taught classes on leadership, time management, and various aspects of real estate. He enjoys being a positive role model and making a difference in the community.

Brian currently works approximately 20 hours per week with Pasmosa and approximately 30 hours per week with his other businesses.



Jeff Lang

Regional Sales Manager

In January of 2010, Jeff launched Fireball Whisky for Sazerac, on the West Coast. This was a third expansion market for the brand with San Diego as the starting point for the West. He approached the market with a grassroots campaign connected directly to consumers and built relationships with on-premise accounts. Heavy focus was on bartenders and servers, building a driver for brand awareness and sales, coupled with consistent promotions at key accounts.

After the first year of exponential growth in San Diego, Jeff expanded the market to Los Angeles and Orange County. By the end of 2013, Fireball case sales reached 300k for the Southern California market.

In 2014 Jeff took the position with Deep Eddy Vodka as the Western Regional Marketing Manager. This would be his second new brand launch in an expansion territory. Initially, the focus was on product sales into both on-prem and off-prem accounts for product placement. Jeff worked in tandem with the Market Managers to get these placements building the brand base.

Jeff would then go on to find, book, and execute an array of promotional events. These including on/off-prem sampling, local event promotions with up to 1k in attendance and larger food, music and spirit festivals with up to 10k in attendance. On average, over 250 events would be carried out per year throughout Seattle, San Francisco, Las Vegas, Los Angeles and San Diego.



Aaron Wedeking

Consultant

Aaron Wedeking is the driving force behind an automotive aftermarket brand founded in a garage and grown to over $20 million in annual sales. Through a combination of grassroots marketing and aligning the product with the correct brand ambassadors, PRP Seats has grown into the largest aftermarket suspension seat company in the off-road industry and is now recognized among enthusiasts around the world.

In the early stages of his career, he attended San Diego State University and graduated with a degree in accounting. He went on to work at RSM McGladrey and became a Certified Public Accountant, gaining experience in finance, accounting and business acquisitions which he has used to help grow, acquire and sell businesses.

In 2007 Aaron sold PRP Seats, and after the global financial crisis, he negotiated to re-acquire it in 2010. Through continued organic growth and the acquisition of three smaller companies, he eventually grew PRP Seats to over 100 employees and $20 million in sales. Aaron sold the company again in 2018.

Aaron is excited about the challenge of growing a new brand!

Offering Summary

Company	:	Pasmosa Inc.
Corporate Address	:	41715 Winchester Road, Suite 202, Temecula, CA 92590
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,070,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$28,333,335.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family Early Birds

Invest within the first 48 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 10% bonus shares

Amount-Based Perks

$500+

Investor keychain

20% off 2 cases of pasmosa

$1,000+

3% bonus shares

Investor hat and keychain

20% off 6 cases of pasmosa

$5,000+

5% bonus shares

Investor hat and keychain

20% Off up to 6 cases of Pasmosa

$15,000+

10% bonus shares

Investor hat and keychain

25% Off up 12 cases of Pasmosa

$25,000

15% bonus shares

Investor hat and keychain

30% Off up to 24 cases of Pasmosa for one year

$50,000+

20% bonus shares

Investor hat and keychain

30% Off Pasmosa for Lifetime

**All perks occur when the offering is completed.*

***Pasmosa wine can only be delivered to a limited number of states. A virtual gift card with the equivalent value will be given to an investor who cannot receive wine based on their location.*

*States that Pasmosa **cannot** deliver to -Connecticut, Delaware, Georgia, Kentucky, Mississippi, Michigan, Arkansas, Montana, Nevada, New Jersey, New York, Rhode Island, South Dakota, Utah, Virginia, West Virginia*

The 10% StartEngine Owners' Bonus

Pasmosa will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

**Stacking perks only apply to the Owner's Bonus perk and Previous Backer perks. Time-based and Amount-based perks do not stack on top of each other, rather, the issuer will receive the greater of the two bonuses if they qualify for both.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The biggest thing that I see in the market going out and talking to literally thousands of people, when you ask them what is their favorite Sangria brand nobody can tell me the name of their favorite brand.

There are thousands of other tequilas on the market there are thousands of vodkas on the market and God knows how many whiskeys.

There is one worthwhile premium Sangria. And that is ours. A ready to pour on ice sangria good for the entire global market.

Why you should invest with us, we are one of the only ones in this space and we want to build this brand with your help and your investment.

So the typical Sangria that you're going to find in bars and restaurants are typically either leftover wine instead of throwing out the wine they're putting it into a huge vat they're soaking it in fruit, they'll add a lot of sugar to it maybe add a little rum tequila or vodka to spice it up, you're basically taking oxidized wine and trying to make good Sangria out of it. The product is super inconsistent it's never the same from bartender to bartender.

Where I see a huge market Is in all of the major chain restaurants… they need a good product ready to pour… and the biggest success of chains as everybody knows is a consistent solid product.

CUSTOMER TESTIMONY

"so I try to make sangria all the time. It takes forever, and I can never get the recipe right… But this is amazing and this is something that I can serve all the time."

If I was gonna make tequila I would probably go to Mexico. If I was going to make Irish whiskey, I would go to Ireland. If I was going to make sangria, I will go to Spain or Portugal and that's what brought me to Spain in the first place.

I ended up in one that is a fourth generation winery they've been making sangria and wine for well over 100 years

CUSTOMER TESTIMONY

"Wow, this is really good."

"Yeah, it's really refreshing"

On the red is made of 50% Grenache and 50% Tempranillo… On the rosé we make it up a white Grenache and then on the white is Varin, the most heavily planted blending grape in the world.

we add natural Mediterranean fruit essence and natural cane sugar to it so it's an all natural product.

CUSTOMER TESTIMONY

“this was like, really just smooth and flavorful. I loved it!”

In the process of bringing it to America we introduced it to a restaurant chain in Epcot and they initially bought 1,200 cases in the first eight weeks they poured 75,000 glasses.

Our average customer for the last couple of years Approximately five cases a month, we have some customers doing 60 cases a month. Some of these customers - even doing 10 and 15 a cases of month have 100 seat capacity in the restaurants so the market we feel is wide open.

The packaging that we offer is a 750 ML bottle… We also have it in a 3 L bag in box and a 5 L bag in box. Three years ago you couldn’t have sold a bag in box to a bar in 1 million years, today if it comes in a bag in box they love it and the reason being is when you put wine or sangria into a bag in box it’ll stay fresh for up to 6 to 8 weeks where a bottle stays fresh for two or three days because the oxygen gets into the bottle.

With a proven product our goal is to take your investment and build an entire marketing team We plan to build a national sales team expand distribution to all 50 states in North America.

In the process of the fundraising that we’re doing today is to raise capital to also introduce our 250 mil cans that are designed and prototyped and our goal is to put a can in everybody’s cooler to take to the beach or take to the river or to your favorite concert venues.

CUSTOMER TESTIMONY

“I’ve had sangrias before yes, this tastes nothing like it. In all honesty, way better. A lot of it’s really watered down, sangria we’ve had. It gives me a headache. This is really good. This actually has flavor.”

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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